June 21, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: WB Burgers Asia, Inc.

Form 10-K

Filed June 2, 2023

File No. 000-56233

To the men and women of the SEC:

On behalf of WB Burgers Asia, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 16, 2023 addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-K on June 2, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10-K for Fiscal Year Ended July 31, 2022

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F2

1. Please amend your filing to include an audit opinion which refers to your fiscal years ended July 31, 2022 and July 31, 2021. In doing so, ensure the amendment includes the entirety of Item 8 and includes updated certifications that refer to the Form 10-K/A.

COMPANY RESPONSE

Our PCAOB has provided us a corrected audit report, which has been included herein. The dates mentioned in the previous audit report were the result of a clerical error.

Date: June 21, 2023

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer